December 10, 2004

	Mail Stop 04-09

Lawrence M. Nault
President
Axiom III, Inc.
2341 Boston Road
Wilbraham, MA  01095

Re:	Axiom III, Inc.
	Registration Statement on Form SB-2
	Filed on December 3, 2004
	File No. 333-120967

Dear Mr. Nault:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in certain material respects, including stale financial statements, to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

	You may contact Robert Telewicz at (202) 824-5356 if you have questions regarding the financial statements and related matters.
Please contact Jeffrey Shady at (202) 942-1901 or the undersigned at
(202) 942-1960 with any other questions.

							Sincerely,


							Karen J. Garnett
							Assistant Director




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AAA Realty Income & Growth, Ltd.
December 10, 2004
Page 1